Exhibit 99.55

VOX ACQUIRES RANCHER ROYALTY ON SOUTH RAILROAD

GOLD DEVELOPMENT PROJECT IN NEVADA

GEORGE TOWN, CAYMAN ISLANDS – June 7, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has entered into binding agreements with a group of private individuals pursuant to which Vox will acquire an effective aggregate 0.633% net smelter returns royalty and associated advance minimum royalty payments of over C$120,000 per annum (the “Royalty”) on part of Gold Standard Ventures (“GSV”) Railroad-Pinion Gold Project (“Railroad Pinion”) located on the prolific Carlin Trend in Elko County, Nevada for total cash consideration of US$1,980,000 (collectively, the “Transaction”).

Spencer Cole, Executive Vice President of North America stated: “Vox is excited to announce its first Nevada gold royalty acquisition over a Carlin Trend project that is rapidly advancing towards feasibility completion in 2021 and a subsequent construction decision. Vox acquired this royalty from a family associated with the Nevada ranch where the South Railroad project is located. The royalty covers approximately 35% of the resource base at South Railroad and most of GSV’s ongoing expansion drilling at Dark Star, Pinion and Jasperoid Wash. We look forward to further value being unlocked for Vox shareholders as the South Railroad Project is rapidly progressed towards production.”

Transaction Highlights

•	Acquisition provides exposure to one of Nevada’s most rapidly advancing gold development projects at the pre-feasibility stage South Railroad Project (“South Railroad”) that hosts a total resource estimate of 85Mt @ 0.7g/t Au, 4.1g/t Ag for 1.856Moz Au, 5.251Moz Ag(2).
•	The Royalty covers large portions of the Dark Star, Pinion and Jasperoid Wash deposits at South Railroad as well as portions of the POD and Bald Mountain zones in the North Railroad portion (“North Railroad”) of Railroad Pinion.
•	GSV released an updated Pre-Feasibility Study on the Dark Star and Pinion deposits at South Railroad on March 24, 2020 (“PFS”)(1), which envisaged an 8-year open pit, heap leach mine life producing a total of 923Koz, with 146Koz per annum expected to be produced in the first 5 years of operation at an all-in sustaining cost (“AISC”) of US$707/ounce and initial capex of US$133M.
•	GSV is expecting to release a feasibility study on South Railroad by 2021 year-end.
•	Orion Mine Finance (“Orion”), a global alternative investment management firm with approximately US$6.3 billion under management as of 31 December 2020, has agreed to provide GSV with a term sheet to provide up to US$200 million of financing support to GSV, following the satisfaction of mutually agreed milestones, to help finance the construction of South Railroad.
•	Vox Management Summary: The South Railroad royalty in Nevada covers approximately 35% of the 1.9Moz resource estimate(2) of a rapidly advancing gold project offering near-term development catalysts (2021 feasibility study completion), immediate annual cashflows to Vox of approximately C$120,000 in advance minimum royalty payments and, in the medium-term, royalty revenue generation potential of approximately C$250,000 – C$750,000 per annum averaged across the life of mine based on the PFS(1).

South Railroad Asset Overview

GSV’s flagship property is the Railroad-Pinion Project located along the Piñion Mountain Range approximately 15 miles (24km) south-southeast of Carlin, Nevada, in the Railroad Mining District. Railroad Pinion has two adjacent parts: North Railroad, which includes the POD, Sweet Hollow and North Bullion deposits and South Railroad, which includes the Dark Star, Pinion and Jasperoid Wash deposits.

Railroad-Pinion is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favourable for formation of Carlin-style gold deposits. Railroad-Pinion is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

N
EMIGRANT / RAIN
NORTH BULLION
Sulphide mineralization
POD / SWEET HOLLOW
90koz Ind Resources
47koz Inf Resources
PINION
364koz P&P Reserves
544koz M&I Resources
224koz Inf Resources
DARK STAR
883koz P&P Reserves
921koz M&I Resources
59koz Inf Resources
GSV Gold Standard VENTURES CORP.
RAILROAD-PINION
PoO AOI
JASPEROID WASH
111koz Inf Resources
1km

Figure 1: South Railroad Project (Source: GSV Corporate Presentation, March 2021)

Key Highlights of the PFS include:

•	Pre-tax net present value (“NPV”) of US$331.4M at a 5% discount rate and an after tax NPV of US$265.0M at a US$1,400 gold price and a US$17.11 silver price, with a mineral reserve pit designs based on a gold price US$1,250 per ounce and a silver price of US$15.30 per ounce.
•	Proven and probable mineral reserves of 1.246 million ounces of gold and 2.705 million ounces of silver.
•	Average annual gold placement of 156,000 ounces of gold per year over an initial 8-year mine life.
•	Average life of mine cash cost of US$582 per ounce after by-product credit, and AISC of US$707 per ounce.
•	Initial capital expenditures of US$132.9M.

Details of the PFS can be found in the Form 43-101F1 Technical Report “Updated Preliminary Feasibility Study” at the following link: https://goldstandardv.com/site/assets/files/4408/m3_gsv_revised_pfs_23_03_2020.pdf

In a press release dated July 16, 2020, GSV announced that they had entered into a binding letter of intent with Orion relating to a series of transactions, totaling approximately US$22.5 million. Orion also has agreed to provide GSV with a term sheet to provide up to US$200 million of financing support to GSV, following the satisfaction of mutually agreed milestones, to help finance the construction of South Railroad.

Railroad Pinion Resource Estimate as at March 23, 2020(2)

	Tonnes ‘000	Gold g Au/t	Silver g Ag/t	Gold koz	Silver koz
Measured Mineral Resources
Dark Star	5,857	1.31		246
Pinion	1,304	0.64	5.15	27	216
Total	7,161	1.19		273	216
Indicated Mineral Resources
Dark Star	26,860	0.78		675
Pinion	27,621	0.58	4.18	517	3,713
North Bullion	2,920	0.96		90
Total	57,401	0.69		1,282	3,713
Inferred Mineral Resources
Dark Star	2,479	0.70		56
Pinion	10,810	0.64	3.80	224	1,322
Jasperoid Wash	10,569	0.33		111
North Bullion – Oxide	3,363	0.43		47
North Bullion – Sulphide	7,607	3.10		759
Total Inferred	34,828	1.07		1,197	1,322

Table 1: Total Railroad Pinion Mineral Resource as at March 23, 2020

For more information on Railroad Pinion, please visit the GSV website at: https://goldstandardv.com/

Transaction Closing

Closing of the Transaction is expected to occur prior to June 30, 2021. Closing of the Transaction will occur following customary conditions. Vox will use current cash on hand to fund the payment of the aggregate purchase price for the Transaction. In addition to the aggregate purchase price, Vox has agreed to pay a cash finders’ fee of US$99,000 to R&R Land Mineral & Oil, LLC in compliance with the limitations set forth in section 3.3 of TSX Venture Exchange policy 5.1.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Executive Vice President, North America	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the acquired royalties and projects, including the financing of such projects by third parties, estimates of resources, project development timing and success, the ability of Vox to complete the Transaction, anticipated future cash flows, future financial reporting by Vox, and the receipt of payments from Vox’s mining royalty and streaming portfolio. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In addition, statements relating to reserves and resources are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and any payments stemming therefrom will be realized.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Form 43-101F1 Technical Report “Updated Preliminary Feasibility Study” on South Railroad Project dated March 23, 2020, with an effective date of February 13, 2020.

a.	News Release summary: https://goldstandardv.com/news/gold-standard-files-updated-south-railroad-pre-fea-1302/

b.	Full technical report: https://goldstandardv.com/site/assets/files/4408/m3_gsv_revised_pfs_23_03_2020.pdf

(2)	Resource Estimate sourced from Form 43-101F1 Technical Report “Updated Preliminary Feasibility Study” on South Railroad Project dated March 23, 2020, with an effective date of February 13, 2020. https://goldstandardv.com/site/assets/files/4408/m3_gsv_revised_pfs_23_03_2020.pdf

a.	The statistical analysis, geological modeling, and mineral resource estimation were performed under the supervision of Mr. Steven J. Ristorcelli, C.P.G. and Principal Geologist for Mine Development Associates, Inc. (“MDA”) in Reno Nevada (Pinion and Jasperoid Wash deposits), Mr. Michael Lindholm C.P.G. Senior Geologist of MDA (Dark Star deposit), and Mr. Michael Dufresne M.Sc., P.Geol. of APEX Geoscience Ltd. in Edmonton, Alberta (North Bullion deposits).

b.	These estimated mineral resources were classified in order of increasing geological and quantitative confidence into inferred, indicated, and measured mineral resource categories to be in accordance with the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” (2014) and therefore Canadian National Instrument 43-101.